Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2005		2004		2004		2003		2002		2001		2000
Earnings:
Income before equity in earnings and gain (loss) on equity transactions of equity investments	$106,630		$89,856		$117,386		$90,921		$88,923		$87,510		$108,992
Fixed charges	105,967		82,849		118,212		101,144		89,417		91,305		104,337
Distributions from equity investments	16,954		18,601		24,572		27,404		27,195		26,651		30,294
Capitalized interest	—		—		—		—		(3,057)		(787)		(1,680)
Adjusted Earnings	$229,551		$191,306		$260,170		$219,469		$202,478		$204,679		$241,943

Fixed Charges:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$105,967		$82,849		$118,212		$101,144		$86,360		$90,518		$102,657
Capitalized interest	—		—		—		—		3,057		787		1,680
Total Fixed Charges	$105,967		$82,849		$118,212		$101,144		$89,417		$91,305		$104,337

Ratio of Earnings to Fixed Charges	2.2	x	2.3	x	2.2	x	2.2	x	2.3	x	2.2	x	2.3	x